Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
June 23, 2010
Via EDGAR
Daniel F. Duchovny, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Emmis Communications Corp.
Schedule TO-I
Schedule 13E-3
Filed May 27, 2010
File No. 005-43521

Preliminary Proxy Statement
Filed May 27, 2010
File No. 000-23264

Schedule 13E-3
Schedule TO-T
Filed June 2, 2010 Emmis Communications Corp.,
   JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan
File No. 005-43521

Schedule 14D-9
Filed June 2, 2010 by Emmis Communications Corp.
File No. 005-43521
Dear Mr. Duchovny:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 15, 2010 (the “Comment Letter”) regarding the above referenced filings, including:
•	the Statement on Schedule TO-I and Schedule 13E-3 (the “Schedule TO-I”) of Emmis Communications Corporation (the “Company”) filed on May 27, 2010, which contains the Preliminary Proxy Statement/Offer to Exchange,

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

•	the Preliminary Proxy Statement/Offer to Exchange on Schedule 14A (the “Schedule 14A”) of the Company filed on May 27, 2010,

•	the Statement on Schedule TO-T and Schedule 13E-3 (the “Schedule TO-T”) filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan (collectively, the “Filing Parties”) and the Company on June 2, 2010 and

•	the Statement on Schedule 14D-9 filed as part of the Schedule TO-T on June 2, 2010 (the “Schedule 14D-9”).
     On June 23, 2010, the following revised documents were filed via Edgar:
•	Amendment No. 1 to the Schedule TO-I/Schedule 13E-3 (the “Schedule TO-I Amendment”), which contains an Amended and Restated Preliminary Proxy Statement/Offer to Exchange reflecting the responses set forth in this letter (the “Amended and Restated Proxy/Offer”),

•	Amendment No. 1 to the Schedule 14A, which contains the Amended and Restated Proxy/Offer,

•	Amendment No. 1 to the Schedule TO-T (the “Schedule TO-T Amendment”) and

•	Amendment No. 1 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”).
     The above-listed revised documents (collectively, the “Revised Filings”) were made to include, among other things, certain additional and revised disclosure materials. All defined terms in this letter have the same meaning as in the Amended and Restated Proxy/Offer, unless otherwise indicated.
     Please find enclosed copies of the Revised Filings. The changes reflected in the Revised Filings include, among other things, those made in response to the comments of the Staff in the Comment Letter.
     Set forth below are responses the Company and/or the Filing Parties, as applicable, have asked us to convey to the Staff’s comments numbered 1 through 51, as set forth in the Comment Letter.
Schedule TO-I
1.	Under Rule 13e-4(a)(4), a bidder will be viewed as having commenced its tender offer if the bidder first publishes, sends, or otherwise provides the means to tender. Because you prematurely filed a letter of transmittal that

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

may have been executed by security holders, you have improperly commenced your tender offer. You should provide immediate notice that the offer had not yet commenced, install a mechanism whereby security holders would have any of their tendered securities returned, and ensure that the depositary and information agent would be given instructions on how to direct security holders to recover any of their securities and, assuming they have since received adequate disclosure materials, before tendering again. See Telephone Interpretation 1.1.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov.
Response to Comment 1
     In response to the Staff’s comment, the Company and the Filing Parties respectfully inform the Staff that, upon speaking with the Staff by telephone on June 1, 2010, the Company on the same day instructed BNY Mellon Shareowner Services (the Exchange Agent and Information Agent for the Exchange Offer) not to accept any tenders of Existing Preferred Stock. Upon receipt of the Comment Letter, we contacted BNY Mellon, which confirmed that no shares of Existing Preferred Stock had been tendered, since the shares of Existing Preferred Stock are held exclusively in non-certificated form through The Depository Trust Company, and no means to tender such shares through The Depository Trust Company had been set up.
2.	It appears, among other things, that the tender offer and its terms were negotiated with the JS entities during the negotiation of the overall transaction, that the JS entities may have controlled the terms of the offer, that the JS entities may have played a primary role in obtaining financing from Alden Media given Alden’s continuing interest in the surviving corporation, and that the JS entities control the company through their majority ownership of the company’s voting securities. Thus, we believe each of the JS entities and Mr. Smulyan is a bidder in the tender offer and they must file a Schedule TO with all the required disclosure. Alternatively, please provide us with your detailed legal analysis of why you believe the referenced persons are not bidders in this tender offer. For guidance, refer to Rule 14d-l(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site).
Response to Comment 2
     The Company and the Filing Parties respectfully inform the Staff that JS Acquisition, JS Parent and Mr. Smulyan have already provided the disclosure

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

required of co-bidders in the Schedule TO-I and the Amended and Restated Proxy/Offer. Additional disclosure clarifying that JS Acquisition, JS Parent and Mr. Smulyan are co-bidders in the Exchange Offer has been added to the cover page and page 4 of the Amended and Restated Proxy/Offer.
3.	On a related note, if the JS entities are deemed bidders in this offer, then the second condition listed on the cover page would be subject to a bidder’s determination. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to clarify.
Response to Comment 3
     In response to the Staff’s comment, the disclosure has been revised to clarify that the condition is that a minimum number of shares have been validly tendered and not withdrawn and not the acceptance of the minimum tender amount by JS Acquisition. Please see the cover page and page 8 of the Amended and Restated Proxy/Offer.
4.	On a further related note, Alden Media is financing the overall transaction, it is a significant security holder of the company and will continue being a significant security holder of the surviving entity and has appointed a director to the company’s board. Thus, please provide us your analysis as to whether Alden Media is both a bidder in each of the tender offers and a filing person in the going private transaction. Please refer to Section III of Release No. 34-17719 and Compliance and Disclosure Interpretation 201.05 (available on our website) for additional guidance as to the filing person issue. Also, apply this comment, and reference the same guidance, with respect to the going private filing person status of any Rolling Shareholder who is also a member of the company’s management.
Response to Comment 4
Alden
     Alden is neither a “bidder” in either of the tender offers as that term is defined in Rule 14d-1(g)(2) nor a filing person in the going private transaction.
     Alden Is Not a Bidder. The definition of “bidder” includes “any person... on whose behalf a tender offer is made....” We believe this term is not intended to have such a broad scope as to include all persons who have an indirect or peripheral interest in a tender offer. With respect to such interests, there is no bright-line test, but rather a “facts-and-circumstances” test, as articulated in the SEC Division of Corporation Finance’s November 2000 “Current Issues and Rulemaking Projects” outline (the “Rulemaking Outline”). The relevant factors in the Rulemaking Outline are:

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•	Is the person acting together with the named bidder?

•	To what extent did or does the person control the terms of the offer?

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does the person control the named bidder, directly or indirectly?

•	Did the person form the nominal bidder, or cause it to be formed? and

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?
     Application of these factors, as described below, compels the conclusion that Alden is not a bidder in either of the tender offers.
     Alden did not play a significant role in initiating, structuring and negotiating the Exchange Offer or the JS Acquisition Tender Offer. The driving force in initiating, structuring and negotiating those transactions was Mr. Smulyan, as indicated by (i) his controlling interest in Emmis, (ii) his controlling interest in JS Acquisition and JS Parent and (iii) the fact that Alden did not negotiate, or direct the negotiations, with Emmis. In fact, as disclosed in the Preliminary Proxy Statement/Offer to Exchange under the caption, “Special Factors—Background,” JS Acquisition has been in existence since April 2009, when it was formed by Mr. Smulyan for the purpose of exploring potential going private transactions with Emmis. During 2009, JS Acquisition and Mr. Smulyan entered into various preliminary engagements related to potential going private transactions in which Alden was not involved and did not have any control over the discussions. During the last two years, Mr. Smulyan has had preliminary discussions with various hedge funds, private equity funds and other strategic investors with respect to providing financing in connection with a going private transaction of Emmis. Alden was neither a party to, nor did it have any role in connection with, such discussions.
     Alden cannot be fairly seen as “acting together” with the named bidders; this factor is intended to cover situations in which the person “acting together” with the named bidder serves as an active co-participant. For example, see City Capital Associates Limited Partnership v. Interco, Inc., 860 F.2d 60, 63 (3d Cir. 1988) finding that an entity was not a bidder when it had no “role with respect to the purchaser other than that of an investor.” Alden can not be said to have acted together with the named bidders any more than a lender is acting together with its borrower, or a lessor is acting together with its lessee. Alden and the bidders are counterparties to a financing

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

arrangement embodied in the Securities Purchase Agreement and Operating Agreement. Alden’s role was limited to the negotiation of the terms of its financing, and Alden is not a direct or indirect party to the JS Acquisition Tender Offer, the Exchange Offer or the Merger Agreement.
     Mr. Heath Freeman, Managing Director of Alden Global Capital, was appointed to the Emmis board of directors (the “Board”) on May 25, 2010, at the same meeting at which the Board approved the Exchange Offer, the JS Acquisition Tender Offer and the Merger. Mr. Freeman did not participate in any deliberations of the Board or the Board’s Committee of Disinterested Directors regarding those transactions. Certainly the timing and circumstances of his appointment, at a time when all transaction documents had already been prepared and negotiated, could not have provided Alden with any role in initiating, structuring or negotiating the JS Acquisition Tender Offer or the Exchange Offer.
     The terms of the JS Acquisition Tender Offer and the Exchange Offer were determined by the respective bidders in each offer. As with any financing, Alden would not have agreed to provide the financing if it were not satisfied with the terms of the offers. However, satisfaction with the terms of the offers is not commensurate with taking a role in initiating, structuring and negotiating the offers.
     Alden neither controls the named bidders, directly or indirectly, nor did it form any bidder or caused it to be formed. Alden does not have any interest in JS Acquisition, LLC or any other bidder. No such interest will arise unless and until Alden funds JS Acquisition, LLC upon the closing of the Exchange Offer and the JS Acquisition Tender Offer.
     Alden will not beneficially own the securities of Emmis acquired by the bidders upon completion of the Exchange Offer and the JS Acquisition Tender Offer. Beneficial ownership will be in the hands of the named bidders and Mr. Smulyan, by reason of his controlling interest in the bidders.
     Thus, we respectfully submit that an evaluation of the factors that the SEC lists in its Rulemaking Outline as relevant to a tender offer “bidder” determination should lead the Staff to conclude that Alden is not a “co-bidder” or “offeror.” As the SEC noted in SEC Release No. 34-15548, dated Feb. 5, 1979, the term “bidder” is designed to encompass the “principal participants in a tender offer.” Moreover, the Rulemaking Outline explains that “bidder status is a question that is determined by the particular facts and circumstances of each transaction.” As discussed in the above analysis and evaluation of the factors, Alden should not be viewed as a “co-bidder” or “offeror” under the securities laws.
     Alden Is Not a 13e-3 Filing Person. Alden believes it is not required to be a filing person with respect to either the Exchange Offer or the JS Acquisition Tender Offer. As

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

you suggested, we have considered both Section III of Release No. 34-17719 (the “Release”) and Compliance and Disclosure Interpretation 201.05 (the “Interpretation”), and have reviewed the definition of “Rule 13e-3 transaction” in Rule 13e-3(a)(3). The Release and the Interpretation both pose two prongs to determine “filing-person” status: (1) whether the entities or persons are “affiliates” of the issuer within the scope of Exchange Act Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.
     If Alden is deemed to be an affiliate of Emmis by reason of Mr. Freeman’s status as a director, that status arose only upon approval of the Exchange Offer and the JS Acquisition Tender Offer by the Board, since his appointment as a director did not occur until that meeting. The purpose of Rule 13e-3 would not be served by requiring Alden to become a filing person under those circumstances. If there were no other affiliates (such as Mr. Smulyan, JS Acquisition and JS Parent) participating in the Exchange Offer and the JS Acquisition Tender Offer, these would not be circumstances that call for the protections of Rule 13e-3. The fact that Mr. Freeman joined the Board at the meeting at which the Exchange Offer and the JS Acquisition Tender Offer were approved, instead of waiting until after the commencement of the tender offers (which, pursuant to Rule 13e-3(a)(1), would have exempted Alden from the definition of “affiliate” for purposes of Rule 13e-3), should not result in Alden becoming a filing person, and we believe no useful purpose would be served by requiring Alden to become a filing person.
     Furthermore, Alden should not be deemed to be an affiliate of Emmis by reason of its beneficial ownership of more than 10% of the outstanding Class A Common Stock. While such beneficial ownership did exist prior to the April 26, 2010 public announcement of the Letter of Intent, Alden believes that such beneficial ownership did not confer on Alden affiliate status principally because it did not confer in Alden any “control” over Emmis. Mr. Smulyan’s shares of Common Stock give him approximately 60% of the total voting power of the outstanding Common Stock. Alden’s beneficial ownership of Class A Common Stock (which at the time would have given Alden less than 5% of the total voting power of the outstanding Common Stock) is entirely irrelevant to an inquiry as to whom controlled Emmis prior to the announcement of the Letter of Intent. Mr. Smulyan controlled Emmis, and no other shareholder could possibly challenge that control. Furthermore, of the 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden prior to April 26, 2010, 2,837,078.28 of those shares were shares of Class A Common Stock issuable upon conversion of the 1,162,737 shares of Existing Preferred Stock beneficially owned by Alden, which would have been issued at a conversion price of $20.49 per share. Because of the very high conversion price compared to the then trading price of the Class A Common Stock, Alden would not likely have converted such shares of Existing Preferred Stock to exercise voting power over the underlying shares of Class A Common Stock.
     Even if Alden is deemed an affiliate of Emmis for purposes of Rule 13e-3, Alden is not engaging, directly or indirectly, in a 13e-3 transaction with Emmis. Alden is not,

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

directly or indirectly, (i) purchasing equity securities of Emmis, (ii) conducting a tender offer for any equity securities of Emmis or (iii) soliciting proxies with respect to a merger of Emmis. These are activities being conducted by the named bidders and, as described above, Alden is not a bidder; Alden’s interest is limited to that of financing the tender offers by the bidders.
     Alden’s view that it should not be considered a filing person is also supported by precedent. For example, Amendment No. 4 to OAO Technology Solutions, Inc.’s Offer to Purchase for Cash all Outstanding Shares of Common Stock (the “OAO Offer”), filed on January 13, 2004, provides for a similar situation as the current transaction. In the OAO Offer, the entity called “Key Principal Partners” committed to $13.5 million in mezzanine and equity financing and was not included as a filing person.
     Since Alden has, until May 25, 2010, been an outsider to Emmis, Alden would not be in a position to provide the disclosures required by Schedule 13E-3, and no legitimate purpose would be served by imposing those requirements on Alden.
Rolling Shareholders
     The Company respectfully submits that none of the Rolling Shareholders who are also members of the Company’s management, other than Mr. Smulyan (the “Management Rolling Shareholders”), should be deemed a “bidder” in either the Exchange Offer or the JS Acquisition Tender Offer, as that term is defined in Rule 14d-1(g)(2) or a filing person with respect to either tender offer.
     The Management Rolling Shareholders are Not Bidders. In analyzing the circumstances and facts surrounding the tender offers within the framework described in the Rulemaking Outline, the Company considered the factors that the Staff looks to in determining whether an entity falls within the definition of a bidder and concluded that the Management Rolling Shareholders are not bidders.
•	Although certain of the Management Rolling Shareholders participated in negotiations related to the Exchange Offer and the JS Acquisition Tender Offer, the tender offers are being made by the bidders and not by or on behalf of any of the Management Rolling Shareholders. As noted above, the driving force in initiating, structuring and negotiating the Exchange Offer and the JS Acquisition Tender Offer was Mr. Smulyan, acting through JS Acquisition and JS Parent. The structuring of the tender offers was done by Mr. Smulyan, with the assistance of his advisors, in connection with prior proposed going private transactions involving Emmis and in the time leading up to the announcement on April 27, 2010 of Mr. Smulyan’s intention to launch the JS Acquisition Tender Offer and to ask Emmis to engage in the Exchange Offer. It was not until after the announcement that Mr. Smulyan invited the Management Rolling Shareholders (along with the

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

other Rolling Shareholders) to exchange their shares of Common Stock in the Merger for common interests of JS Parent. The Rollover Agreement relating to that exchange was not signed by the Rolling Shareholders until May 24, 2010.

•	The Management Rolling Shareholders are not acting together with the Company or any of the other bidders in the Exchange Offer or the JS Acquisition Tender Offer. None of the Management Rolling Shareholders has control over the terms of either of the tender offers. As discussed above, the timing, pricing and other material terms of the tender offers were determined by the bidders.

•	None of the Management Rolling Shareholders is providing financing for either of the tender offers.

•	None of the Management Rolling Shareholders controls the bidders. None of the Management Rolling Shareholders is a director, officer or equity holder of JS Acquisition or JS Parent.

•	None of the Management Rolling Shareholders formed any of the bidders.

•	None of the Management Rolling Shareholders will beneficially own the securities of Emmis acquired by the bidders upon the completion of the tender offers. Beneficial ownership will be in the hands of the named bidders and Mr. Smulyan, by reason of his controlling interest in the bidders.
     Accordingly, the Company concluded that the Management Rolling Shareholders are not making the tender offers, and the tender offers are not being made on behalf of any Management Rolling Shareholders, and therefore none of the Management Rolling Shareholders is a bidder in the tender offers.
     The Management Rolling Shareholders are not 13E-3 Filing Persons.
     We respectfully advise the Staff that based on a review of the facts and circumstances of the tender offers, the Company has concluded that none of the Rolling Management Shareholders should be characterized as affiliates of the Company that are engaged, directly or indirectly, in a Rule 13e-3 transaction and, therefore, that no Rolling Management Shareholders should be named as filing persons.
     The Management Rolling Shareholders are not engaged in a going private transaction within the meaning of Rule 13e-3. A determination of whether officers of the issuer are engaged in the going private transaction requires analysis of all relevant facts and circumstances of a particular transaction. We note as follows with respect to the factors and considerations discussed in Section III of the Release and the Interpretation.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

     Even if the Rolling Management Shareholders are deemed to be affiliates of Emmis by reason of their status as a member of Emmis’ senior management, none of the Rolling Management Shareholders is engaging, directly or indirectly, in a 13e-3 transaction with Emmis. None of the Rolling Management Shareholders is, directly or indirectly, (i) purchasing equity securities of Emmis, (ii) conducting a tender offer for any equity securities of Emmis or (iii) soliciting proxies with respect to a merger of Emmis. These are activities being conducted by the named bidders and, as described above, none of the Rolling Management Shareholders is a bidder.
     Furthermore, none of the Rolling Management Shareholders will individually beneficially own more than 1% of the JS Parent Common Interests following the completion of all of the Transactions, and collectively, the Rolling Management Shareholders will beneficially own less than 2% of the JS Parent Common Interests. In addition, while a customary equity compensation plan is contemplated by the Company following the completion of the Transactions, there are no agreements, arrangements or understandings in place to increase the consideration or compensation to be received by the Management Rolling Shareholders after completion of the Transactions, and there are no agreements, arrangements or understandings with the Company to alter the employment or other executive agreements of the Management Rolling Shareholders in a manner favorable to them. While a number of the Management Rolling Shareholders will retain their positions with Emmis following the Transactions, these Management Rolling Shareholders would not be in a position to “control” Emmis within the meaning of Exchange Act Rule 12b-2, since Mr. Smulyan will control 100% of the voting securities of Emmis, more than a majority of the voting securities of JS Parent and a majority of the positions on JS Parent’s board of managers.
     Accordingly, we respectfully advise the Staff that we believe no Rolling Management Shareholders should be named as filing persons.
Preliminary Proxy Statement/Offer to Exchange
Cover Letter
5.	We note your disclosure here and elsewhere in the offer document that the filing persons determined that the Merger Agreement is fair to and in the best interests of the company and the holders “other than Mr. Smulyan, JS Acquisition, JS Parent and the other holders who will be investors in JS Parent. Please revise the disclosure under “Board Determinations” to state more clearly and consistently whether the going private transaction (including each step in the series of transactions that constitute the current going private transaction) is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. We note that your directors are affiliates of the company. Please apply this

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

and the remaining comments for this offer document/proxy statement to the Schedules TO-T and SCH 14D-9 (and related documents) as necessary.
Response to Comment 5
     In response to the Staff’s comment, the disclosure has been revised throughout the Revised Filings to clarify that the Company and the Filing Persons determined that the Merger Agreement is fair to and in the best interests of the Company and the unaffiliated shareholders who hold Class A Common Stock.
6.	We note your disclosure that holders of Existing Preferred Stock should not rely on the fairness determination of the company’s board. This disclosure is inappropriate as security holders are entitled to rely on all disclosures made pursuant to requirements under the federal securities laws. Delete this statement and all others that appear in any of the documents filed in connection with the going private transaction.
Response to Comment 6
     In response to the Staff’s comment, the Company respectfully informs the Staff that the disclosure set forth in the Preliminary Proxy Statement/Offer to Exchange was the specific disclosure approved by the Company’s board of directors (the “Board”). The Board had no duty under Indiana law to make any determination as to the fairness of the Exchange Offer to unaffiliated shareholders who hold Existing Preferred Stock. Furthermore, the existence of the significant structural conflicts of interest in the various transactions presented a unique set of circumstances to the Board that, by definition, made unreliable any determination that it could make as to the fairness to holders of the Existing Preferred Stock of the Exchange Offer and the other transactions that affect those holders (including the Proposed Amendments and the Merger).
     The Board was advised by its securities counsel that the Company would be required to make disclosures as to the Board’s determination of fairness with respect to the Exchange Offer. Accordingly, the Board considered the factors and made the fairness determination described in the Company’s disclosure and authorized the disclosure of those factors and determinations subject to inclusion of the specific qualifications contained in the disclosure, including that shareholders not rely on such determination because of the conflicts of interest. This disclosure, including the non-reliance language, is an accurate recitation of the Board’s action, and the Company is therefore not able to omit the non-reliance language. Furthermore, the Company believes that the non-reliance language is helpful to investors because it highlights the conflicts and their effects on the Board’s determination.
     As an alternative, the Company would be willing to modify the entire section to eliminate any discussion of the Board’s fairness analysis.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Notice of Special Meeting of Shareholders
7.	Please unbundle the proposal relating to the “Proposed Amendments” into two separate proposals, currently appearing as individual bullet points. Refer to Rule 14a-4(a)(3).
Response to Comment 7
     In response to the Staff’s comment, the Company respectfully informs the Staff that the language appearing as individual bullet points constitutes a single amendment to the Company’s second amended and restated articles of incorporation (and therefore a single matter to be acted upon by the shareholders). The amendment proposal was presented in the form of two bullet points purely to enhance readability. The Company believes the amendment constitutes a single matter because it views the vote on the amendment proposal as a vote to permit the completion of the Exchange Offer, the JS Acquisition Tender Offer and the Merger. Separately adopting the language changes set forth in only one of the two bullet points would not be sufficient to permit those Transactions to occur as contemplated and would cause the conditions to the JS Acquisition Tender Offer and the Exchange Offer to fail to be satisfied.
     Since the Company believes that it was the intent of Rule 14a-4(a)(3) and the related guidance in Proxy Rules and Schedule 14A Interpretation 1S to separate the amendment proposal from a vote on the Merger, the Company does view the amendment proposal as a separate matter from a vote on the Merger. As a result, the Company has unbundled the Merger proposal from the amendment proposal in accordance with Rule 14a-4(a)(3) by not presenting the Merger proposal for a vote at the Special Meeting at all.
Summary Term Sheet, page 1
8.	Please clarify the first sentence in footnote 1 to the table appearing on page 5.
Response to Comment 8
     In response to the Staff’s comment, the disclosure has been revised. Please see page 5 of the Amended and Restated Proxy/Offer.
Questions and Answers, page 7
9.	We note that the offer is unfinanced and subject to a financing condition relating to Alden’s obligation to make a payment under the Alden Purchase Agreement (page 8). Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). We note additionally that the existence of a financing condition would prevent the bidder(s) from relying upon the safe harbor included in instruction 2 to Item 10 in Schedule TO and would necessitate the disclosure of financial statements currently not included in your offer document.
Response to Comment 9
     In response to the Staff’s comment, the disclosure has been revised to remove the condition relating to the payment to JS Parent by Alden Media of the purchase price for its investment in JS Parent under the Alden Purchase Agreement for both the Exchange Offer and the JS Acquisition Tender Offer. The Exchange Offer and the JS Acquisition Tender Offer will be conditioned on the Alden Purchase Agreement remaining in full force and effect and the conditions to the closing of the transactions under the Alden Purchase Agreement having been satisfied or waived. Please see pages 8, 19, 66 and 97 of the Amended and Restated Proxy/Offer and Item 10 and paragraphs 15, 20, 28 and 29 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment. As a result, no waiver of the foregoing condition will be necessary after the Exchange Offer is launched. Because of the extension of the JS Acquisition Tender Offer in response to Comment 32, the JS Acquisition Tender Offer will remain open for at least five business days after the date the foregoing condition was removed.
10.	On a related note, if Alden is deemed to be a bidder in this offer, then the financing condition listed on the cover page would be subject to a bidder’s determination. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to clarify.
Response to Comment 10
     Although the Company does not believe that Alden is a bidder, the disclosure has been revised to remove the condition relating to the payment to JS Parent by Alden Media of the purchase price for its investment in JS Parent under the Alden Purchase Agreement in response to the Staff’s comment 9 above. Please see pages 8, 19, 66 and 97 of the Amended and Restated Proxy/Offer and Item 10 and paragraphs 15, 20, 28 and 29 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
11.	Please revise the first sentence of the second paragraph in the answer to “What are the Proposed Amendments?” on page 9 to remove the doubt as to whether the Transactions constitute a going private transaction.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Response to Comment 11
     In response to the Staff’s comment, the disclosure has been revised. Please see page 9 of the Amended and Restated Proxy/Offer.
12.	In the fourth paragraph of the same Q&A, please revise to state whether the consideration to be received in connection with the conversion of the preferred stock in the merger is comparable in value to the consideration being offered in the exchange offer for the same securities.
Response to Comment 12
     In response to the Staff’s comment, the disclosure has been expanded to state that the consideration received in connection with the conversion of the Existing Preferred Stock in the Merger is not comparable in value to the consideration offered in the Exchange Offer. Please see page 9 of the Amended and Restated Proxy/Offer and paragraph 13 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
Risk Factors, page 28
13.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the offer document/proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it until page 60 such that the “Special Factors” follow the Summary Term Sheet section.
Response to Comment 13
     In response to the Staff’s comment, the “Special Factors” section has been moved as requested. Please see page 28 of the Amended and Restated Proxy/Offer.
Forward-Looking Statements, page 42
14.	We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect future events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(l)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise your disclosure to comply with those rules as necessary.
Response to Comment 14
     In response to the Staff’s comment, the disclosure has been revised. Please see page 65 of the Amended and Restated Proxy/Offer and paragraph 22 of Items 1

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

through 9, 11 and 13 of the Schedule TO-T Amendment and paragraph 9 of Item 4 of the Schedule 14D-9 Amendment.
The Transactions, page 43
15.	Please revise the disclosure appearing on page 50 under the caption “The Exchange Offer” that states the SEC clears offer documents to remove any implication that we approve any filings made pursuant to the federal securities laws.
Response to Comment 15
     In response to the Staff’s comment, the disclosure has been revised to remove the statement in question. Please see page 73 of the Amended and Restated Proxy/Offer and paragraph 32 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
16.	We note that at the effective time of the merger, all shares of preferred stock held by Alden Fund will be converted into New Notes and all such shares held by other security holders will be converted into the right to receive a cash payment. Please tell us how these actions are consistent with the provisions of Rule 13e-4(f)(6).
Response to Comment 16
      In response to the Staff’s comment, the disclosure has been revised to indicate that the Merger will not occur until at the expiration of at least 10 business days after the completion of the Exchange Offer. Please see page 71 of the Amended and Restated Proxy/Offer and paragraph 31 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
17.	Please revise the disclosure under the caption “Rollover Agreement” on page 59, or some other appropriate location in the document to name the Rolling Shareholders and list the shares held by each such person. Please also apply this comment to the relevant section on page 65 of the JS tender offer document.
Response to Comment 17
      In response to the Staff’s comment, the disclosure has been expanded. Please see page 84 of the Amended and Restated Proxy/Offer and paragraph 35 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
Special Factors
Background, page 61

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

18.	We note the engagement by JS Acquisition of BIA as disclosed in this section. We also note that JS Acquisition retained Moelis as its financial advisor (page 69 of the JS tender offer document). Please advise us whether BIA or Moelis produced any reports subject to Item 1015 of Regulation M-A.
Response to Comment 18
     BIA provided no reports, opinions or appraisals that are materially related to either the JS Acquisition Tender Offer, the Exchange Offer or any of the other Transactions.
     As described in the Amended and Restated Proxy/Offer, on April 19, 2010, Moelis prepared certain materials showing illustrative transaction scenarios, which materials are attached as Exhibit (c)(i) to the Statement on Schedule TO. The materials illustrated potential outcomes for the illustrative transaction scenarios across a broad range of future EBITDA and asset dispositions possibilities. Mr. Smulyan did not adopt any of the illustrative transaction scenarios because he did not believe the assumptions underlying the illustrative transaction scenarios were realistic and he was not willing to assume the risks contemplated in the scenarios. Instead, Mr. Smulyan, with the assistance of Moelis, utilized assumptions that were more realistic to develop his initial proposal with respect to the Transactions that was negotiated as described in the Amended and Restated Proxy/Offer and eventually publicized in the Letter of Intent. The illustrative transaction scenarios were prepared prior to the retention of Moelis as Mr. Smulyan’s financial advisor.
19.	Please revise this section to describe in additional detail the development of the structure and terms of the Transactions.
Response to Comment 19
     In response to the Staff’s comment, the disclosure has been expanded. Please see pages 28 and 29 of the Amended and Restated Proxy/Offer and paragraph 17 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
20.	Please revise the disclosure on page 64 to describe the duties, authority and compensation relating to the Committee of Disinterested Directors.
Response to Comment 20
     In response to the Staff’s comment, the disclosure has been expanded. Please see page 31 of the Amended and Restated Proxy/Offer, paragraph 16 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment and paragraph 2 of Item 4 of the Schedule 14D-9 Amendment.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Fairness of the Exchange Offer — Emmis, page 67
21.	Please revise this section (and the offer document, as necessary) to address the fairness of the going private transaction, including the two tender offers and the proxy solicitation. See Item 1014(a) of Regulation M-A.
Response to Comment 21
     The Company and the other filing persons respectfully advise the Staff that they view each of the Exchange Offer and the JS Acquisition Tender Offer (together with the associated Merger) as separate Rule 13e-3 transactions. The Exchange Offer is a Rule 13e-3 transaction because it will result in the delisting of the Existing Preferred Stock, which is currently listed on the NASDAQ Global Select Market under the ticker symbol “EMMSP.” The JS Acquisition Tender Offer is a Rule 13e-3 transaction because it will result in the delisting of the Class A Common Stock, which is currently listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.” Because the two Rule 13e-3 transactions relate to two separate classes of exchange-listed securities and are being made under two separate documents for differing consideration (cash in one case and New Notes in the other), the Company and the other filing persons have treated each of the tender offers as separate Rule 13e-3 transactions and believe such treatment is appropriate.
     Nevertheless, even if the Exchange Offer and the JS Acquisition Tender Offer are viewed as a series of related transactions that will result in the delisting of each of the two classes of equity securities, the Company and the other filing persons respectfully submit that the view of the Rule 13e-3 transactions reflected in the Preliminary Proxy Statement/Offer to Exchange is appropriate because of the differing shareholder constituencies to which each of the JS Acquisition Tender Offer and the Exchange Offer is directed. In particular, the separate disclosure provides the two distinct shareholder constituencies with clearer disclosure as to the fairness of the transactions in which each will be participating. The relevant filing persons have addressed the fairness of the JS Acquisition Tender Offer to the unaffiliated holders of the Class A Common Stock and the fairness of the Exchange Offer to the unaffiliated holders of the Existing Preferred Stock. The Company and the other filing persons believe that this approach is logical and consistent and presents the various constituencies with the most useful and pertinent information for evaluating whether to participate in the relevant tender offer.
     The holders of the Class A Common Stock are not being asked to participate in the Exchange Offer, so the Company and the other filing persons believe that a determination as to the financial fairness to such holders of the Exchange Offer would not be useful to them. Such a determination would be implicit in a statement to the effect that the Transactions, taken as a whole are fair from the financial point of view to the holders of the Class A Common Stock. The Company and the other filing persons believe that it would be difficult, if not impossible, to make any determination as to the

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

financial fairness of the Exchange Offer to such holders, because such holders are not being asked in the Exchange Offer to surrender anything of value in the Exchange Offer or receive financial consideration in the Exchange Offer. In contrast, the unaffiliated holders of the Class A Common Stock are being asked to surrender their shares of Class A Common Stock in exchange for the Offer Price in cash in the JS Acquisition Tender Offer or for an equivalent amount in the Merger, and a fairness determination from a financial point of view has been made as to such transactions. Likewise, the Company and the other filing persons believe that the current approach is the most appropriate and useful one with respect to the JS Acquisition Tender Offer, since the holders of the Existing Preferred Stock are not being asked to surrender anything of value in the JS Acquisition Tender Offer and are receiving no consideration in the JS Acquisition Tender Offer. Finally, the various filing persons and their advisors would likely find it impossible to make a determination as to the fairness, from a financial point of view, of events of a non-financial nature, such as the Proxy Solicitations, and the Company and the other filing persons believe that such a statement would also be implicit in a statement to the effect that the Transactions, taken as a whole are fair from the financial point of view to the holders of the Class A Common Stock.
     In addition, neither the Board nor the Committee of Disinterested Directors of the Company considered the fairness of the Transactions as a whole, from a financial point of view, to the unaffiliated holders of the Existing Preferred Stock or the Class A Common Stock. Indiana law does not require such fairness determinations. Furthermore, the Committee’s financial advisor did not render an opinion with respect to the fairness of the Transactions as a whole. Therefore, it would not be possible to present any determinations of the Board or the Committee as to the fairness of the Transactions as a whole, since such determinations were never made.
     Therefore, the Company and the filing persons believe that the interests of the two separate shareholder constituencies would be best served by maintaining the separateness of the fairness determinations with respect to the two tender offers.
22.	Please revise the fourth Factor Considered on page 68 to explain how current and historical trading prices of your stock were considered.
Response to Comment 22
     In response to the Staff’s comment, the disclosure has been revised to explain how current and historical trading prices were considered. Please see page 36 of the Amended and Restated Proxy/Offer.
23.	Please quantify the amount referenced in the first bullet point on page 68.
Response to Comment 23

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

     In response to the Staff’s Comment 22, the disclosure regarding the amounts by which the principal amount of the New Notes to be delivered in the Exchange Offer exceeds recent trading prices has been expanded. Please see page 36 of the Amended and Restated Proxy/Offer.
Certain Effects of the Exchange Offer, page 73
24.	Please provide the disclosure required by Item 1013(d) and Instruction 3 thereto.
Response to Comment 24
     In response to the Staff’s comment, the disclosure has been expanded. Please see page 41 of the Amended and Restated Proxy/Offer.
Fairness of the Exchange Offer — Purchaser Group, page 74
25.	We note that Mr. Smulyan participated in board discussions with respect to the fairness of the going private transaction and voted in favor of the transactions “for the same reasons and after considering the same factors” as the board as a whole, filing persons considered the financial advisor’s opinion regarding the fairness of the transaction. Note that if any filing person has based his or its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Purchaser Group adopted the company’s analysis in making its fairness determination. Alternatively, revise the disclosure to include all of the disclosure required by Item 1014 of Regulation M-A.
Response to Comment 25
     In response to the Staff’s comment, the disclosure has been revised to indicate that Mr. Smulyan, JS Acquisition and JS Parent have expressly adopted the Board’s analysis with respect to the fairness of the Exchange Offer. Please see page 42 of the Amended and Restated Proxy/Offer.
The Special Meeting — The Proposal, page 86
26.	Please revise the first bullet point under “Proposed Amendments” to quantify the payment security holders would be entitled to if the preferred stock were to be redeemed as described.
Response to Comment 26

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

     In response to the Staff’s comment, the disclosure has been revised. Please see page 87 of the Amended and Restated Proxy/Offer.
The Exchange Offer, page 88
Conditions to the Exchange Offer, page 94
27.	Refer to the disclosure in the penultimate paragraph of this section relating to your to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, a bidder may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.
Response to Comment 27
     In response to the Staff’s comment, the Company confirms to the Staff that it understands that when a tender condition is triggered and the bidder decides to proceed with the offer anyway that the Staff believes this constitutes a waiver of the triggered condition(s) and that depending upon the materiality of the waived condition and the number of days remaining in the relevant tender offer, the bidder may be required to extend such tender offer and recirculate new disclosure to security holders.
28.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.
Response to Comment 28
     In response to the Staff’s comment, the Company confirms to the Staff that it understands that when a tender condition is triggered by events that occur during the offer period and before the expiration of the offer that the Staff believes the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Principal shareholders, page 119
29.	Please revise footnote 1 and similar footnotes to remove doubt as to whether Mr. Smulyan, Alden and the Rollover Shareholders are a group under Rule 13d-5.
Response to Comment 29
     Alden and Mr. Smulyan respectfully ask the Staff to consider that the Schedule 13D filings by Alden and Mr. Smulyan have reported ownership by both Alden and Mr. Smulyan, since that disclosure may be more meaningful in the current context. Nevertheless, both Alden and Mr. Smulyan have disclaimed the existence of a group, as permitted by Instruction 2 to Schedule 13D, and Alden has disclaimed beneficial ownership of the shares held by Mr. Smulyan and the Rollover Shareholders, as permitted by Exchange Act Rule 13d-4. As described in response to Comment 4 above, Alden and Mr. Smulyan view each other as counterparties to the Securities Purchase Agreement, rather than two parties acting in concert. Footnote 1 on page 119 of the Preliminary Proxy Statement/Offer to Exchange and similar footnotes reflect that view and are consistent with the Schedule 13D filings, so Alden and Mr. Smulyan respectfully request that the current presentation be left unchanged.
Forms of Proxy
30.	Please revise the forms of proxy to clearly mark each as “Preliminary Copy.” Refer to Rule 14a-6(e)(l).
Response to Comment 30
     In response to the Staff’s comment, the disclosure has been revised. Please see the forms of proxy attached to the Amended and Restated Proxy/Offer.
Schedule TO-T
31.	Please include the disclosure appearing in Items 4(e) and 5 in the document distributed to security holders.
Response to Comment 31
     The Filing Parties believe that the disclosure required by Item 4(e) is set forth in the Offer to Purchase in the section entitled “The Offer” (Section 8- Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent) under the sub-heading “Other” on page 46 of the Offer to Purchase and that the disclosure required by Item 5 is set forth in the section of the Offer to Purchase entitled “Special Factors” (Section 7- Related Party Transactions) on pages 34-35 of the Offer to Purchase.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Offer to Purchase
32.	We note that the offer commenced on June 2, 2010 and is scheduled to expire at 5 p.m. on June 29, 2010. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-l(a).
Response to Comment 32
     In response to the Staff’s comment, the disclosure has been revised to indicate that the offer will expire on July 30, 2010. Please see paragraph 1 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
33.	We note the offer is being made to purchase all outstanding shares other than those held by the Rolling Shareholders, the Purchaser Group or Alden. It does not appear that the offer complies with the requirements of Rule 14d-10(a). Please advise or revise.
Response to Comment 33
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraph 11 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment, the cover letter, and pages 1, 7, and 66 of the Amended and Restated Proxy/Offer and paragraph 1 of Item 2 of the Schedule 14D-9 Amendment.
Summary Term Sheet, page 1
34.	Refer to the caption “Ability to Extend the Offer.” Please note that Rule 14d-11 has been amended to allow for subsequent offering periods of three days or longer (i.e., there is no longer a maximum number of days for a subsequent offering period).
Response to Comment 34
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraph 25 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
35.	Please revise the disclosure under the caption “Dissenters’ Rights” to remove doubt as to the availability of those rights under Indiana law in connection with the offer or explain the reason for the uncertainty.
Response to Comment 35
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraph 10 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment and paragraph 1 of Item 8 of the Schedule 14D-9 Amendment.

EEmmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Introduction, page 17
36.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the offer document/proxy statement immediately following the summary section. See Rule 13e-3(e)(l)(ii). Please relocate this section such that the “Special Factors” follow the Questions and Answers section.
Response to Comment 36
     In response to the Staff’s comment, the “Special Factors” section has been moved as requested. Please see paragraph 3 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
Transactions and Arrangements Concerning the Shares, page 33
37.	Please tell us why you need to qualify the disclosure in the first paragraph of this section “to the best of the Purchaser Group’s knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.
Response to Comment 37
     In response to the Staff’s comment, the disclosure has been revised to remove the qualification. Please see paragraph 23 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
The Offer
Acceptance for Payment and Payment for Shares, page 38
38.	Please revise the language in (i) the last paragraph of this section that states that you will pay for validly tendered securities “as promptly as practicable” after the expiration of the offer and (ii) in the fourth paragraph that states you will return tendered and unpurchased shares “as soon as practicable” after the expiration of the offer to state in each instance that you will pay for or return such shares “promptly,” as required by Rule 14e-l(c).
Response to Comment 38
     In response to the Staff’s comment, the disclosure has been revised to remove the statement in question. Please see paragraph 26 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment and page 20 of the Amended and Restated Proxy/Offer.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Merger and Dissenters’ Rights; “Going Private” Rules, page 47
39.	Please revise the last paragraph in this section to clarify that the going private transaction includes the two offers, the merger and the proxy solicitation.
Response to Comment 39
     The Company believes the Offer and the Merger constitute a Rule 13e-3 transaction that is separate from the other Transactions. Please see the response to Comment 21.
Schedule 14D-9
Item 3. Past Contacts, Transactions, page 2
40.	Please tell us why you need to qualify the disclosure in the first paragraph of this section “to the best of the Emmis’ knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Apply this comment also to the third full paragraph on page 6.
Response to Comment 40
     In response to the Staff’s comment, the disclosure has been revised to remove the qualification. Please see paragraph 1 of Item 3 of the Schedule 14D-9 Amendment.
41.	Refer to the section captioned “Certain Arrangements between Emmis and its Executive Officers, Directors and Affiliates.” We note that at the end of the first paragraph you purport to incorporate by reference certain disclosure. Please revise your disclosure to include in this document all disclosure required by Schedule SCH 14D-9. In addition, we note in the subsequent section that you refer security holders to disclosure appearing in the proxy statement/offer to exchange document. In this respect, confirm that all security holders who receive the Schedule SCH 14D-9 also received the proxy statement/offer to exchange.
Response to Comment 41
     In response to the Staff’s comment, the disclosure has been expanded. Please see paragraphs 2, 3 and 4 of Item 3 of the Schedule 14D-9 Amendment.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Item 4. The Solicitation or Recommendation
Background, page 7
42.	Revise the last full paragraph on page 11 to describe the results of the preliminary views presented by Morgan Stanley on May 19, 2010. Refer to Item 1015(b)(6) of Regulation M-A.
Response to Comment 42
     The Company respectfully advises the Staff that the preliminary views regarding the financial aspects of the proposal expressed by Morgan Stanley at the meeting that was held on May 19, 2010 were reflected in slides 4, 6, 8, 10-15, 17, 25 and 45 of the discussion materials that were provided to, and discussed with, the members of the Committee during the meeting that was held on May 25, 2010 and that were filed as Annex B to the Schedule 14D-9. In addition, those views are already described in the last full paragraph of page 11 of the Schedule 14D-9. At the meeting of the Committee held on May 19, 2010, the Committee did not request, and Morgan Stanley did not provide, any opinions as to the fairness of the Offer Price, or any valuation of Emmis for the purpose of assessing the fairness of the Offer Price. In light of the above, we respectfully submit that no additional disclosure is required with respect to the preliminary views presented by Morgan Stanley at the meeting held on May 19, 2010.
43.	Refer to the first entry for May 24, 2010. Please describe the Committee’s response to Mr. Smulyan’s decision not to increase his apparent take-it-or-leave-it offer both as it related to the offer price and to the conditions to closing the tender offer.
Response to Comment 43
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraph 8 of Item 4 of the Schedule 14D-9 Amendment.
Opinion of Morgan Stanley & Co. Incorporated, page 16
44.	Please revise the section entitled “Historical Share Price Performance” and every other relevant section in this Schedule to explain why March 26, 2010 was used as the unaffected stock price date. The date is 30 days prior to the announcement of the letter of intent. Why did Morgan Stanley not use the day prior to the LOI announcement as the unaffected stock price date? Were there other public announcements of the intention to effect the going private transaction prior to the LOI announcement date? What effect did this have on the Committee’s deliberations with respect to the fairness of the offer?

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Response to Comment 44
     In response to the Staff’s comment, the disclosure has been expanded. Please see paragraphs 10, 20 and 22 of Item 4 of the Schedule 14D-9 Amendment.
45.	Please revise to disclose the data underlying the results described in the Comparable Company Analysis, the Analysis of Selected Comparable Transactions, the Sum-of-the-Parts Analysis and the Premia Paid Analysis. Disclose the financial metrics used in each analysis.
Response to Comment 45
     In response to the Staff’s comments, the disclosure regarding Comparable Company Analysis, Analysis of Selected Comparable Transactions and the Sum-of-the-Parts Analysis were expanded to disclose the data underlying the results described in each of these sections. Please see paragraphs 12, 15 and 19 of Item 4 of the Schedule 14D-9 Amendment.
     The Company respectfully notes that the results of the Premia Paid Analysis are not based on any underlying data or financial metrics that were not already disclosed.
46.	Please include a cross-reference in the third paragraph of the Comparable Company Analysis with respect to the financial forecasts used by Morgan Stanley and which appear to be the projections appearing on pages 13-16 of this document.
Response to Comment 46
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraph 13 of Item 4 of the Schedule 14D-9 Amendment.
47.	For each analysis in this section show how Morgan Stanley arrived at the results disclosed. For example, how does applying a multiple range of 6x-9x to the aggregate value to estimated calendar 2010 adjusted EBITDA of $33.5 million result in an implied reference range per share of Emmis common stock of $(8.39)-$(5.76) in the Comparable Company Analysis?
Response to Comment 47
     In response to the Staff’s comment, the disclosure has been expanded. Please see paragraphs 13 and 16 of Item 4 of the Schedule 14D-9 Amendment.
48.	Refer to the Premia Paid Analysis. We note that page 31 of the presentation to the Committee includes the 1-day premium comparison and that it shows a significantly larger premium range than the 1-day premium for the current transaction of 4.3%. Please explain in the

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

disclosure why Morgan Stanley did not address this disparity and, in an appropriate location, whether the Committee or the board considered this fact in reaching the fairness determination. Also, please re-file a more legible copy of the Morgan Stanley presentation.
Response to Comment 48
     In response to the Staff’s comment, the disclosure has been expanded and a legible copy of the Morgan Stanley presentation has been refiled. Please see paragraph 22 of Item 4 and Annex B of the Schedule 14D-9 Amendment.
Reasons and Factors for the Recommendation of the Board, page 22
49.	Please make the affirmative disclosure required by Item 1014(a) of Regulation M-A with respect to the entire going private transaction.
Response to Comment 49
     Please refer to the response to Comment 21.
50.	We note that the board took into account in making its fairness determination that the Committee considered various matters and performed various specific actions in evaluating the transactions and that Morgan Stanley provided a fairness opinion to the Committee. Note that if any filing person has based his or its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the board adopted the Committee’s and Morgan Stanley’s analyses and conclusions in making its fairness determination. Alternatively, revise the disclosure to include all of the disclosure required by Item 1014 of Regulation M-A.
Response to Comment 50
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraph 21 of Item 4 of the Schedule 14D-9 Amendment and paragraph 21 of Items 1 through 9, 11 and 13 of the Schedule TO-T Amendment.
51.	Refer to the section captioned “Possible Decline in Emmis Market Price if the Proposal is Withdrawn.” Please explain, with a view toward revised disclosure, the timing of this consideration by the Committee. Was the Committee’s recommendation to the board made prior to the LOI announcement? Was this potential effect considered prior to the announcement of the LOI? If so, how would the market have been aware

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

          of the proposal in a way that its withdrawal resulted in a decline in the company’s stock price?
Response to Comment 51
     In response to the Staff’s comment, the disclosure has been expanded. Please see paragraph 23 of Item 4 of the Schedule 14D-9 Amendment.
* * * *
          Attached as Exhibit A to this letter, we have provided statements from each of the filing persons acknowledging the statements requested by the Staff.
          We are grateful for your assistance in this matter. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3052.
Sincerely,
Lawrence G. Wee, Esq.

cc:	J. Scott Enright, Esq.
     Emmis Communications Corp.
Stephen M. Banker
      Skadden, Arps, Slate, Meagher & Flom LLP
John J. McCarthy, Jr.
      Davis Polk & Wardwell LLP
James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision LLP

Exhibit A
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
June 23, 2010
Daniel F. Duchovny, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Emmis Communications Corp.
Schedule TO-I
Schedule 13E-3
Filed May 27, 2010
File No. 005-43521

Preliminary Proxy Statement
Filed May 27, 2010
File No. 000-23264

Schedule 13E-3
Schedule TO-T
Filed June 2, 2010 Emmis Communications Corp.,
     JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan
File No. 005-43521

Schedule 14D-9
Filed June 2, 2010 by Emmis Communications Corp.
File No. 005-43521
Dear Mr. Duchovny:
As requested in your letter dated June 15, 2010, each of the filing persons set forth below hereby acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary